UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **December 2009**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Press Release: December 14, 2009
2. Exhibit 99.2 – Press Release: December 18, 2009

3. Exhibit 99.3 – Press Release: December 18, 2009
4. Exhibit 99.4 – Material Change Report for 12/18/2009 Press Release

4. Exhibit 99.5 – Press Release: December 18, 2009
4. Exhibit 99.6 – Material Change Report for 12/18/2009 Press Release

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
Form 20-F xxx Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: December 21, 2009

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director

Exhibit 99.1



Pediment Gold Commences Drilling Deep Vein Extensions at La Colorada

Press Release
Source: Pediment Gold Corp.
Tuesday December 14, 2009

VANCOUVER, BRITISH COLUMBIA-- Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to report that the drilling of the final five holes of its 2009 La Colorada drill program have commenced. The last segment of the program is planned to total approximately 1500 meters and is to be finalized in January 2010. These final holes of the program are designed to cross down dip extensions of the higher grade veins. The location of the holes was determined based on prior drilling and plotting of positions of underground workings.

The first hole of the deep drill program has been completed with a large IR TH 100 RC drill machine. The drill crossed the first vein and an open working at about 173 meters depth in the hole drilled from the north wall of the Creston Pit.

Final assays from prior drilling conducted during November are being processed in the assay laboratory and are mainly from the Veta Madre and La Verde areas. Final assays will be reported on when received and resolved.

Gary Freeman, President and CEO of the Company, states, "We are pleased with the decision to continue and complete the 2009 La Colorada drill program, and we look forward to conducting additional work next year to continue investigating the potential for underground resources."

Mel Herdrick, Vice President of Exploration and a director of the Company, has reviewed and approved the contents of this news release and is a Qualified Person as defined under NI 43-101.

For additional information please contact Gary Freeman or Michael Rapsch at (604) 682-4418.

Pediment Gold Corp.

Gary Freeman
President & CEO

Exhibit 99.2



Pediment Gold Corp.: Initial Resource Estimates at La Colorada Contain 605,000 Gold Ounces in Measured + Indicated Category Plus an Additional 582,000 Ounces in Inferred

Press Release
Source: Pediment Gold Corp.
Tuesday December 18, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - 12/18/09) - Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News)(Frankfurt:P5E - News) ("Pediment" or "the Company") is pleased to outline its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate has been generated for the Company by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico", dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the "La Colorada Report") This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre targets, broken rock possible resources (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

Class	Au Cutoff (g/t)	Tonnes greater than Cutoff (tonnes)	Grade greater than Cutoff Au (g/t)	Ag (g/t)	Contained Metal Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

These estimates are based on 982 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by the Company. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used. At La Colorada-Gran Central, bulk densities were based on 56 samples submitted by the Company that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

La Colorada is located 40 kilometres southeast of Hermosillo City, in the State of Sonora, Mexico. It is within the western foothills of the Sierra Madre Occidental Mountain Range. La Colorada Mining District has had significant past production estimated at between 3 and 5 million ounces of gold mainly between 1860 and 1916, when the Mexican Revolution stopped underground mining operations. More recently, between 1993 and 2002, Exploraciones Eldorado S.A. de C.V. (EESA) and a local contractor processed 14,886,807 tonnes of open-pit ore, recovering an estimated 352,666 ounces of gold and 1,192,479 ounces of silver. EESA recovered gold and silver in a carbon recovery and later Merill-Crowe process. Recoveries were good for a heap leach operation, ranging from 60% for run-of-mine material to 80% for crushed ore - the average was about 75%.

The authors of the La Colorada Report believe that there is excellent exploration potential on the large land position that Pediment has assembled surrounding the main La Colorada mining area. The authors have recommended that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work on the areas with past mining activity and the second on regional evaluation of the 20 by 14 km. property. In addition, expenditure is required for:

1. Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,
2. Metallurgical studies, coupled with documentation of the distribution of oxidized and unoxidized ore,
3. Environmental impact studies, including sociological and community relationships,
4. Permitting,
5. Adjacent Property Evaluation and Acquisition
6. Geostatistical analysis and mineral resource calculation. This work should include:
    a. For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.
    b. Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.
    c. The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

In the authors' opinion, La Colorada Project is of sufficient merit to justify a significant exploration program which should include the elements recommended above and should total US$3,000,000.

VP Exploration and Director Mel Herdrick comments: "We are very pleased to have established a second major gold project with our first pass estimates for the La Colorada mine project. These calculations firmly establish the project scale, and provide a base from which to further evaluate the combined bulk tonnage and deeper vein potential of the project." Mel Herdrick is a geologist and Qualified Person as defined by NI 43-101.

President and CEO Gary Freeman comments: "This first formal outline of La Colorada project confirms our model of generating gold resources at low cost, whether by discovery as at San Antonio or by enhancement as shown here at La Colorada were direct 'finding costs' are about $5 per ounce. With this major milestone behind us we look forward to 2010 programs to refine and test extensions of both our major gold projects in Mexico."

Pediment Gold Corp.
Gary Freeman, President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration and development activities at the Company's La Colorada and San Antonio properties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

The TSX has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Contacts:
Pediment Gold Corp.
Gary Freeman
(604) 682-4418
www.pedimentgold.com

Pediment Gold Corp.
Michael Rapsch
(604) 682-4418
(604) 669-0384 (FAX)

Exhibit 99.3



Pediment Files New Technical Report for San Antonio

Vancouver, BC, December 18, 2009 – Pediment Gold Corp. (TSX:PEZ; OTCBB:PEZGF; Frankfurt:P5E) ("Pediment" or "the Company") is pleased to report it has completed a report titled "Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur" dated November 29, 2009 (the "Report"). The Report was prepared for the Company by Melvin Allen Herdrick, MSc., PGeo., Pediment's Vice-President, Exploration, and G.H. Giroux, MASc., PEng of Giroux Consultants Ltd. in accordance with CIM guidelines and NI 43-101 requirements to summarise and confirm previously released results. These include the updated independent resource estimates for the Los Planes, Las Colinas and Intermediate zones completed by G. Giroux that were released on August 25th, 2009. The Company confirms that there are no material changes from the resource estimates outlined in its release dated August 25th, 2009. The Report is available on SEDAR and on the Company's website.

The updated resource estimates outlined in a release dated August 25th, 2009 contained, using a 0.4 g/t gold cut-off grade, a total of 1.54 million gold ounces in the M+I category plus a further 111,000 ounces in the Inferred category. The estimates were categorised by their degree of weathering, as follows:

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au	
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

These estimates were based on 242 holes totalling 42,891 metres and comprising 26,613 gold assays. The calculations used ordinary kriging and blocks were compiled over a range of gold grade cut-offs. The values reported here are based on a 0.4-gram-per-tonne gold cut-off. A total of 6 samples in the Planes Domain were capped at 33.2 g/t gold. Based up results of testing by the Company, conversion from volume used a specific gravity of 2.62 for oxide material and of 2.69 for sulphide material. The Report further documents the methodology in greater detail.   These estimates update previous resource estimates provided by DMBW based on 124 drill holes totalling 15,804 m and with 14,609 assays that were released on June 16th, 2008 and which are detailed in an independent technical report filed on SEDAR July 15th, 2008.

The Report outlines the Company's project holdings, the geological and deposit setting of the project, and reviews and summarises previously reported drill testing by the Company and metallurgical test results that included bottle-roll and column leach testing by SGS Laboratories of Durango Mexico and by Metcon Research of Tucson, Arizona.

Additional metallurgical testing has been recommended on all mineral types in the gold mineralized zone, plus testing of on-trend continuation of the gold mineralized system to include geophysical targeting, geological mapping, and sampling. The Report also recommends acquisition of surface and water rights.

In addition to recommending work on gold targets similar to those in the resource estimates, the Report recommends targeting programs on the Triunfo area holdings acquired by the Company from the Mexican government (see the release dated August 28th, 2008) with two main objectives. Mesothermal vein type mineralization in the Triunfo silver camp should undergo programs to establish the potential for gold-silver-base metals mineralization systems adjacent to historic underground workings; since historic mining efforts at Triunfo focused on the upper oxidised portion of this vein system in a 7 km long mineralized shear zone. The Company should investigate both remaining stockwork oxidised mineralization with sulphide mineralization at depth below the oxide boundary. The higher grade veins are reported to grade an average 3-8 g/t gold and 200-600 g/t silver plus associated lead and zinc, and vary from 0.6 to 5 metres thickness and to persist down dip for over 300 metres in old workings, but the Company has not yet confirmed these reports. The Triunfo holdings also noted to contain broad areas returning anomalous gold and silver results in preliminary sampling of shearing and alteration similar to that hosting the Los Planes area deposits, and these should be evaluated for their potential to contain bulk tonnage mineralization.

For additional information please contact the Company at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT GOLD CORP.
Vancouver, British Columbia

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Exhibit 99.4


Form 51-102F3

Material Change Report


Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

November 29, 2009

Item 3   News Release

The news release was disseminated on December 18, 2009 by way of Marketwire.

Item 4   Summary of Material Change

The Company files new technical report for San Antonio

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company is pleased to report it has completed a report titled "Technical Report and Resource Update, San Antonio Gold Project, Baja California Sur" dated November 29, 2009 (the "Report"). The Report was prepared for the Company by Melvin Allen Herdrick, MSc., PGeo., Pediment's Vice-President, Exploration, and G.H. Giroux, MASc., PEng of Giroux Consultants Ltd. in accordance with CIM guidelines and NI 43-101 requirements to summarise and confirm previously released results. These include the updated independent resource estimates for the Los Planes, Las Colinas and Intermediate zones completed by G. Giroux that were released on August 25th, 2009. The Company confirms that there are no material changes from the resource estimates outlined in its release dated August 25th, 2009. The Report is available on SEDAR and on the Company's website.

The updated resource estimates outlined in a release dated August 25th, 2009 contained, using a 0.4 g/t gold cut-off grade, a total of 1.54 million gold ounces in the M+I category plus a further 111,000 ounces in the Inferred category. The estimates were categorized by their degree of weathering, as follows:

Mineralization	Tonnes (MT)		Au (g/t)		Million Oz. Au	
	M&I	Inferred	M&I	Inferred	M&I	Inferred
Oxide	7.24	0.17	0.928	0.592	0.216	0.003
Mixed	6.61	0.19	1.066	0.588	0.227	0.004
Sulphide	33.50	5.03	1.018	0.640	1.096	0.104
Total	47.35	5.39	1.01	0.637	1.539	0.11

These estimates were based on 242 holes totalling 42,891 metres and comprising 26,613 gold assays. The calculations used ordinary kriging and blocks were compiled over a range of gold grade cut-offs. The values reported here are based on a 0.4-gram-per-tonne gold cut-off. A total of 6 samples in the Planes Domain were capped at 33.2 g/t gold. Based up results of testing by the Company, conversion from volume used a specific gravity of 2.62 for oxide material and of 2.69 for sulphide material. The Report further documents the methodology in greater detail.   These estimates update previous resource estimates provided by DMBW based on 124 drill holes totalling 15,804 m and with 14,609 assays that were released on June 16th, 2008 and which are detailed in an independent technical report filed on SEDAR July 15th, 2008.

The Report outlines the Company's project holdings, the geological and deposit setting of the project, and reviews and summarizes previously reported drill testing by the Company and metallurgical test results that included bottle-roll and column leach testing by SGS Laboratories of Durango Mexico and by Metcon Research of Tucson, Arizona.

 Additional metallurgical testing has been recommended on all mineral types in the gold mineralized zone, plus testing of on-trend continuation of the gold mineralized system to include geophysical targeting, geological mapping, and sampling. The Report also recommends acquisition of surface and water rights.

In addition to recommending work on gold targets similar to those in the resource estimates, the Report recommends targeting programs on the Triunfo area holdings acquired by the Company from the Mexican government (see the release dated August 28th, 2008) with two main objectives. Mesothermal vein type mineralization in the Triunfo silver camp should undergo programs to establish the potential for gold-silver-base metals mineralization systems adjacent to historic underground workings; since historic mining efforts at Triunfo focused on the upper oxidized portion of this vein system in a 7 km long mineralized shear zone. The Company should investigate both remaining stockwork oxidised mineralization with sulphide mineralization at depth below the oxide boundary. The higher grade veins are reported to grade an average 3-8 g/t gold and 200-600 g/t silver plus associated lead and zinc, and vary from 0.6 to 5 metres thickness and to persist down dip for over 300 metres in old workings, but the Company has not yet confirmed these reports. The Triunfo holdings also noted to contain broad areas returning anomalous gold and silver results in preliminary sampling of shearing and alteration similar to that hosting the Los Planes area deposits, and these should be evaluated for their potential to contain bulk tonnage mineralization.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration at the Company's San Antonio Gold Project, Baja California Sur. Such statements include, without limitation, statements regarding the Company's expectation that further exploration is warranted. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

December 18, 2009

Exhibit 99.5



Initial Resource Estimates at La Colorada Contain 605,000 Gold Ounces in Measured + Indicated category plus an additional 582,000 Ounces in Inferred.

Vancouver, BC, December 18, 2009 – Pediment Gold Corp. (TSX:PEZ; OTCBB:PEZGF; Frankfurt:P5E) ("Pediment" or "the Company") is pleased to outline its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate has been generated for the Company by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico", dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the "La Colorada Report") This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre targets, broken rock possible resources (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

Class	Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
			Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

These estimates are based on 982 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by the Company. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used.   At La Colorada-Gran Central, bulk densities were based on 56 samples submitted by the Company that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

La Colorada is located 40 kilometres southeast of Hermosillo City, in the State of Sonora, Mexico. It is within the western foothills of the Sierra Madre Occidental Mountain Range. La Colorada Mining District has had significant past production estimated at between 3 and 5 million ounces of gold mainly between 1860 and 1916, when the Mexican Revolution stopped underground mining operations. More recently, between 1993 and 2002, Exploraciones Eldorado S.A. de C.V. (EESA) and a local contractor processed 14,886,807 tonnes of open-pit ore, recovering an estimated 352,666 ounces of gold and 1,192,479 ounces of silver. EESA recovered gold and silver in a carbon recovery and later Merill-Crowe process. Recoveries were good for a heap leach operation, ranging from 60% for run-of-mine material to 80% for crushed ore – the average was about 75%.

The authors of the La Colorada Report believe that there is excellent exploration potential on the large land position that Pediment has assembled surrounding the main La Colorada mining area. The authors have recommended that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work on the areas with past mining activity and the second on regional evaluation of the 20 by 14 km. property. In addition, expenditure is required for:

1. Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,
2. Metallurgical studies, coupled with documentation of the distribution of oxidized and unoxidized ore,
3. Environmental impact studies, including sociological and community relationships,
4. Permitting,
5. Adjacent Property Evaluation and Acquisition
6. Geostatistical analysis and mineral resource calculation. This work should include:
   - For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.
   - Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.
   - The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

In the authors' opinion, La Colorada Project is of sufficient merit to justify a significant exploration program which should include the elements recommended above and should total US$3,000,000.

VP Exploration and Director Mel Herdrick comments: "We are very pleased to have established a second major gold project with our first pass estimates for the La Colorada mine project. These calculations firmly establish the project scale, and provide a base from which to further evaluate the combined bulk tonnage and deeper vein potential of the project." Mel Herdrick is a geologist and Qualified Person as defined by NI 43-101.

President and CEO Gary Freeman comments: "This first formal outline of La Colorada project confirms our model of generating gold resources at low cost, whether by discovery as at San Antonio or by enhancement as shown here at La Colorada were direct 'finding costs' are

about $5 per ounce. With this major milestone behind us we look forward to 2010 programs to refine and test extensions of both our major gold projects in Mexico.

For additional information please contact Gary Freeman or Michael Rapsch at (604) 682-4418.

Pediment Gold Corp.

Gary Freeman
President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration and development activities at the Company's La Colorada and San Antonio properties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

PEDIMENT GOLD CORP.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Exhibit 99.6

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

November 30, 2009

Item 3   News Release

The news release was disseminated on December 18, 2009 by way of Marketwire.

Item 4   Summary of Material Change

The Company announces its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

The Company is pleased to outline its initial, bulk tonnage resource estimate for the La Colorada gold-silver mine project. The resource estimate has been generated for the Company by Mr. Gary Giroux and is presented in a NI 43-101 compliant technical report entitled "Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones, Sonora, Mexico", dated November 30, 2009 prepared for the Company by independent consultants R.H. McMillan Ph.D., P.Geo., J.M. Dawson M.Sc., P. Eng. and Gary H. Giroux, M.A.Sc., P. Eng. (the "La Colorada Report") This initial estimate does not include the recently-drilled Mina Verde nor La Veta Madre targets, broken rock possible resources (waste and leach piles), or recent results of drill testing by the Company that were unavailable at the time of compilation for the estimation. This estimate is for bulk tonnage resources only and does not address deeper vein-type resource potential.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and Silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography. Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity. The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

Class	Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
			Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

These estimates are based on 982 historic drill holes (both reverse circulation and core holes) plus 20 reverse circulation and 3 core holes generated by the Company. In the La Colorada mineralized zone a total of 11 samples were capped at 37 g/t gold and a total of 19 samples were capped at 178 g/t silver; while in the Gran Central mineralized zone a total of 14 samples were capped at 40 g/t gold and a total of 11 samples were capped at 267 g/t silver. At El Creston all mineralized rock was assumed to be oxidized and a bulk density of 2.47 was used.   At La Colorada-Gran Central, bulk densities were based on 56 samples submitted by the Company that had been segregated into four categories (oxide, mixed oxide, sulphide and waste). Since proper oxide-sulphide boundaries have not yet been established the average specific gravity of 2.62 for the three mineralized categories was used for the mineralized portions of blocks, while the average 2.73 from the waste samples was used for the waste portions of blocks.

La Colorada is located 40 kilometres southeast of Hermosillo City, in the State of Sonora, Mexico. It is within the western foothills of the Sierra Madre Occidental Mountain Range. La Colorada Mining District has had significant past production estimated at between 3 and 5 million ounces of gold mainly between 1860 and 1916, when the Mexican Revolution stopped underground mining operations. More recently, between 1993 and 2002, Exploraciones Eldorado S.A. de C.V. (EESA) and a local contractor processed 14,886,807 tonnes of open-pit ore, recovering an estimated 352,666 ounces of gold and 1,192,479 ounces of silver. EESA recovered gold and silver in a carbon recovery and later Merill-Crowe process. Recoveries were good for a heap leach operation, ranging from 60% for run-of-mine material to 80% for crushed ore – the average was about 75%.

The authors of the La Colorada Report believe that there is excellent exploration potential on the large land position that Pediment has assembled surrounding the main La Colorada mining area. The authors have recommended that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work on the areas with past mining activity and the second on regional evaluation of the 20 by 14 km. property. In addition, expenditure is required for:

1. Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,
2. Metallurgical studies, coupled with documentation of the distribution of oxidized and unoxidized ore,
3. Environmental impact studies, including sociological and community relationships,
4. Permitting,
5. Adjacent Property Evaluation and Acquisition
6. Geostatistical analysis and mineral resource calculation. This work should include:
    - For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.
    - Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.
    - The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

In the authors' opinion, La Colorada Project is of sufficient merit to justify a significant exploration program which should include the elements recommended above and should total US$3,000,000.

VP Exploration and Director Mel Herdrick comments: "We are very pleased to have established a second major gold project with our first pass estimates for the La Colorada mine project. These calculations firmly establish the project scale, and provide a base from which to further evaluate the combined bulk tonnage and deeper vein potential of the project." Mel Herdrick is a geologist and Qualified Person as defined by NI 43-101.

President and CEO Gary Freeman comments: "This first formal outline of La Colorada project confirms our model of generating gold resources at low cost, whether by discovery as at San Antonio or by enhancement as shown here at La Colorada were direct 'finding costs' are about $5 per ounce. With this major milestone behind us we look forward to 2010 programs to refine and test extensions of both our major gold projects in Mexico.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration and development activities at the Company's La Colorada and San Antonio properties. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2   Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

Item 9   Date of Report

December 18, 2009